82-4406

MAYER
BROWN
ROWE
& MAW

RECEIVED

2005 DEC 19 A 11:50

OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013378

December 16, 2005

Mayer, Brown, Rowe & Maw LLP
1675 Broadway
New York, New York 10019-5820

Main Tel (212) 506-2500
Main Fax (212) 262-1910
www.mayerbrownrowe.com

Sharon N. Purcell
Direct Tel (212) 506-2604
Direct Fax (212) 849-5604
spurcell@mayerbrownrowe.com

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Schwarz Pharma AG (File No. 82-

SUPPL

By UPS

Dear Sir or Madam:

Enclosed herewith is the following document, furnished on behalf of Schwarz Pharma AG (File No. 82-4406) (the "Company"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

1. Press Release, dated December 15, 2005.

This information is being furnished under paragraph (b)(1)(iii) of Rule 12g3-2, with the understanding that such information will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Securities Exchange Act of 1934.

Please do not hesitate to contact me at 212-506-2604 in connection with this matter. Thank you for your assistance.

Sincerely,

Sharon Purcell

Sharon N. Purcell

Encl

PROCESSED
DEC 20 2005
THOMSON
FINANCIAL

cc: Sylvia Heitzer
Schwarz Pharma AG
Philip O. Brandes
Reb D. Wheeler

dlw 12/19

17343130

File No. 82-4406

SCHWARZ
PHARMA

print | close

Press Release - Neupro Receives Positives Opinion from European CHMP

Press Room > Press Releases 2005 > Press Release - Neupro Receives Positives Opinion from European CHMP

Neupro® Receives Positive Opinion from European CHMP for the Treatment of Early Parkinson's Disease

Clinical trials have shown efficacy and safety in early Parkinson's disease patients and a potential for long term benefit. First market launches of the Parkinson's patch within Europe will be in the first half of 2006.

SCHWARZ PHARMA announced today that the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMEA) adopted a positive opinion recommending marketing authorization for Neupro® (rotigotine transdermal patch), for the treatment of Parkinson's disease as monotherapy. Upon receipt of approval, SCHWARZ PHARMA will be able to market Neupro® throughout all 25 European Union countries.

"This positive opinion is a milestone for our company. We are delivering on our strategy – to develop and market innovative drugs in the areas of neurology and urology", said Patrick Schwarz-Schütte, CEO SCHWARZ PHARMA AG. "We are now getting ready for the market introduction of Neupro within Europe in the first half of 2006." "Transdermal administration of a dopamine agonist offers a promising option for patients suffering from early Parkinsons's disease," adds Iris Loew-Friedrich, MD, PhD, CSO SCHWARZ PHARMA AG. "Rotigotine, a new chemical entity, is combined with an innovative formulation technology, the first Parkinson's patch, to offer patients good symptom control over twenty-four hours."

Neupro®, with the active ingredient rotigotine, is a non-ergoline dopamine receptor-agonist formulated as a transdermal delivery system, a patch. The patch is applied to the skin once a day and provides rotigotine continuously to the body for 24 hours. Multinational clinical studies with patients in early stages of Parkinson's disease were completed at the end of 2003. In 15 clinical trials, more than 1,500 patients with Parkinson's disease have been treated with rotigotine transdermal patch. The clinical trials have shown efficacy and safety in early Parkinson's disease patients and a potential for long term benefit. Rotigotine exhibits a promising receptor profile, rapid metabolism and low potential of pharmacokinetic drug-drug interactions. The patch administration of rotigotine offers the convenience of once daily-dosing and easy usage.

Parkinson's disease is a disorder of the central nervous system. The patients - roughly four million worldwide - suffer from a lack of dopamine, a messenger substance in the central nervous system, which is responsible for the coordination of movement. As a result of this shortage, patients are no longer able to control their movements reliably. Dopamine agonists attempt to compensate for this lack of dopamine.

All SCHWARZ PHARMA press releases are distributed by e-mail at the same time they become available on the website. Please go to www.schwarzpharma.com, press room, news subscription to register online, change your selection or discontinue this service.

SCHWARZ PHARMA AG (headquartered in Monheim, Germany) develops and markets innovative drugs for unmet medical needs with focus on neurology, urology and cardiovascular diseases. The company is investing in development projects targeting diseases such as Parkinson's disease, Restless Legs Syndrome, epilepsy, neuropathic pain and overactive bladder syndrome. The company has a strong international presence with subsidiaries in Europe, USA and Asia. Shares of SCHWARZ PHARMA AG are traded on the Frankfurt and Duesseldorf stock exchanges. Corporate Communications: Antje Witte, Tel: +49 2173 48 1866; Bettina Ellinghorst, Tel.: +49 2173 48 2329

This press release contains forward-looking statements based on current plans, estimates and beliefs of the management of SCHWARZ PHARMA AG. Such statements are subject to risks and uncertainties that may cause actual results to be materially different from those that may be implied by such forward-looking statements contained in this

press release. Important factors that could result in such differences include: changes in general economic, business and competitive conditions, effects of future judicial decisions, changes in regulation affecting SCHWARZ PHARMA AG, exchange rate fluctuations and hiring and retention of its employees.
